As filed with the Securities and Exchange Commission on October 2, 2017

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-36520

ADEPTUS HEALTH INC.

(Exact name of registrant as specified in its charter)

2941 Lake Vista Drive, Lewisville, Texas 75067; (972) 899-6666

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None.*

*                                         Adeptus Health Inc.’s (the “Company”) old Class A Common Stock, par value $0.01 per share, was cancelled upon the Company’s emergence from its chapter 11 bankruptcy proceedings on October 2, 2017.

Pursuant to the requirements of the Securities Exchange Act of 1934, Adeptus Health Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

ADEPTUS HEALTH INC.

Date:	October 2, 2017	By:	/s/ Frank R. Williams, Jr.
Frank R. Williams, Jr.
Chief Financial Officer